March 7, 2025

VIA EMAIL (Office of Trade & Services CFTradeandServices@sec.gov)

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE, Washington, DC 20549

ATTN:Kate Beukenkamp

Re: James Maritime Holdings Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed February 28, 2025

File No. 333-282424

Dear Ms. Beukenkamp:

Thank you for your comment letter dated March 6, 2025 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-1.  We have filed Amendment No. 5 to Form S-1 (the “Form S-1/A”) of James Maritime Holdings Inc. (“JMTM”), which incorporates our responses to your comment.

For your information, we have filed our revised Form S-1/A on the EDGAR system, and have also provided a clean and marked copy to the Staff via email.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Summary

About Gladiator Solutions, Inc. , page 2

1.We note your response to prior comment 2 and reissue in part. Please state clearly and directly that as of mid-2023 you stopped selling personal protective equipment and, if true, currently do not sell these products under the Gladiator business. We note that you intend to relaunch and hope to expand the Gladiator product line in the future.

Response 1:  The Company has revised the disclosure in the Prospectus Summary, "About Gladiator Solutions, Inc." section on page 2 and also on page 45 of Amendment No. 4 to our Registration Statement on Form S-1, to clearly and directly state that, as of mid-2023, Gladiator Solutions, Inc. stopped selling personal protective equipment (PPE) and that the Company currently does not sell these products under the Gladiator business. We have also retained language reflecting our intention to relaunch and expand the Gladiator product line in the future, as noted in our prior response. The revised text is provided below for your review.

Revised Text for Prospectus Summary "About Gladiator Solutions, Inc." page 2:

The Company is currently focused on building its operations in the armed and unarmed security business. As of mid-2023, we stopped selling personal protective equipment (PPE), and we currently do not sell any of these products under the Gladiator business. Looking forward, we intend to relaunch the Gladiator product line and hope to expand our offerings in the future to include some of the PPE products described herein. FOR THE AVOIDANCE OF ALL DOUBT AS OF MID-2023 WE STOPPED SELLING PPE AND WE ARE NOT CURRENTLY SELLING ANY GLADIATOR SOLUTIONS, INC. PRODUCTS.

Assuming these revisions are satisfactory to the Commission and with reference to Rule 460 and Rule 461 the Company would like to request an accelerated effective date as soon as practicable after adequate time for your prior review of this Form S-1/A.  We have prepared a draft acceleration request targeting an effective date of March 7, 2025, subject to further review and additional comments from the Commission.   We appreciate your assistance with this matter.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

Jared P. Febbroriello

JPF/mm

Enclosures

cc:Kip Eardley, President